UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                    Convex Computer Corporation
                          (Name of Issuer)


                    Common Stock, $0.01 par value
                    (Title of Class of Securities)

                            212578108
                          (CUSIP Number)

                    Law Office of Gregory F.W. Todd
        900 Third Avenue, Suite 1250, New York, New York 10022
             (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                        November 1, 1995
      (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of  this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Jan Philipp F. Reemtsma


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
     *(SEE INSTRUCTIONS)                                 (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     *(SEE INSTRUCTIONS)

     OO, PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

7.   SOLE VOTING POWER

     None

8.   SHARED VOTING POWER

     1,224,640 Shares

9.   SOLE DISPOSITIVE POWER

     None

10.  SHARED DISPOSITIVE POWER

     1,224,640 Shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,224,640 Shares


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
     (SEE INSTRUCTIONS)


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%

14.  TYPE OF REPORTING PERSON*
     *(SEE INSTRUCTIONS)

     IN

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Joshua Ruch

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
     *(SEE INSTRUCTIONS)                                 (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     *(SEE INSTRUCTIONS)

     OO, PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa

7.   SOLE VOTING POWER

     85,590 Shares

8.   SHARED VOTING POWER

     1,224,640 Shares

9.   SOLE DISPOSITIVE POWER

     85,590 Shares

10.  SHARED DISPOSITIVE POWER

     1,224,640 Shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,310,230 Shares

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
     (SEE INSTRUCTIONS)


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%

14.  TYPE OF REPORTING PERSON*
     (SEE INSTRUCTIONS)

     IN

     This Amendment No. 3 to Schedule 13D for Convex Computer Corporation, a Delaware corporation (the "Company"), amends a statement on Schedule 13D originally dated September 15, 1987, as amended by Amendment No. 1 dated October 16, 1987 and Amendment No. 2 dated October 27, 1987, with respect to the Common Stock, par value $0.01 per share (the "Shares"), of the Company in respect of beneficial ownership of certain Shares by Messrs. Jan Philipp F. Reemtsma and Joshua Ruch, as follows below. Because it is the first electronically filed amendment to the reporting persons' Schedule 13D previously filed in paper format, pursuant to the Commission's Rule 13d-2(c) this Amendment restates the entire text of the statement on Schedule 13D presently in effect.


Item 1.  Security and Issuer

      The class of securities to which this statement relates is the Common Stock, par value $.01 per share of Convex Computer
Corporation, 701 Plano Road, Richardson, Texas 75081.


Item 2.  Identity and Background

      (a) The persons filing this statement are Jan Philipp F. Reemtsma and Joshua Ruch. Mr. Reemtsma holds the Shares beneficially owned by him through U.S. Trust and Gibraltar Trust, each a New York grantor trust of which Mr. Reemtsma is a grantor. Mr. Ruch holds certain of the shares beneficially owned by him through Gibraltar Trust, of which he is a grantor, and certain of the Shares directly in his individual name. Neither Gibraltar Trust nor U.S. Trust is identified as a reporting person, since only Messrs. Reemtsma and Ruch have voting and dispositive control of the Shares registered in the names of such trusts, and each of Messrs. Reemtsma and Ruch retains the right to revoke the Shares beneficially owned by him from such trusts at any time.

      Subsequent to the acquisitions of Shares reported by the original filing and Amendments No. 1 and 2 thereto, Messrs. Bernd Diethelm Hoener and Robert A. Osterrieth, originally beneficiaries of Gibraltar Trust with beneficial ownership of certain of the Shares, revoked such Shares from Gibraltar Trust, and the beneficial ownership of Shares by such persons is no longer reflected by this statement on Schedule 13D.

      (b)-(c), (f) Mr. Reemtsma is a citizen of Germany, with his address at Mera GmbH, Grosse Bleichen 8, D-2000, Hamburg 36, Germany. Mr. Reemtsma's principal occupation is investor. Mr. Ruch is a citizen of the Republic of South Africa, with his address at Rho Management Company, Inc., 767 Fifth Avenue, New York, New York 10153 ("Rho").

      (d)-(e) During the last five years, neither Mr. Reemtsma or Mr. Ruch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

      833,334 Shares beneficially owned by Mr. Reemtsma were acquired through Gibraltar Trust with such trust's working capital, 15,117 Shares were acquired through such trust by a distribution from Mayfield IV, a California Limited Partnership, and 132,507 Shares were acquired through such trust by distribution from Sevin Rosen Bayless Borovoy, a Texas Limited Partnership ("Sevin Rosen"). Mr. Reemtsma additionally acquired 91,978 and 1,840 shares, respectively, through distributions from Sevin Rosen to Oceanus Trust and Nautilus Trust, both New York grantor trusts, which Shares were subsequently transferred to U.S. Trust.

      Mr. Reemtsma used $340,625 of his personal funds to purchase on the open market 25,000 Shares, as reported in the original filing, $1,960,759.75 of his personal funds to purchase on the open market 187,500 Shares as reported by Amendment No. 1, and $3,187,420 of his personal funds to purchase on the open market 367,500 Shares as reported by Amendment No. 2.

      Mr. Ruch used $13,500 of his personal funds to purchase on the open market 1,000 Shares, as reported in the original filing, and $14,250 of his personal funds to purchase on the open market 1,500 Shares, as reported by Amendment No. 2.


Item 4. Purpose of Transaction

      The Shares have been acquired by the reporting persons solely for investment purposes.


Item 5.   Interest in Securities of the Issuer

     (a) As of the close of business on November 1, 1995, the filing persons beneficially owned the following Shares:

Mr. Reemtsma        1,224,640 Shares
Mr. Ruch               85,590 Shares*

* (includes 2,000 Shares held in the name of the JJR Foundation and 190 shares held through Gibraltar Trust, a New York grantor trust of which Mr. Ruch is a grantor)

     As a percentage of the 26,764,126 Shares outstanding as of July 31, 1995 (based upon information obtained from the Company's most recent Form 10-Q), and after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons, Mr. Reemtsma beneficially owns 4.6% of the Company's Shares.

     Through his position with Rho, which acts as investment adviser to Mr. Reemtsma, Mr. Ruch has investment authority over Mr. Reemtsma's Shares and shares voting and dispositive power with Mr. Reemtsma over such Shares. Accordingly, Mr. Ruch may be deemed beneficially to own an aggregate of 1,310,230 Shares, or 4.9% of the Company's 26,764,126 Shares outstanding as of July 31, 1995 (after giving effect to Shares subject to options, warrants, rights or convertible securities).

     (b) Mr. Ruch shares voting and dispositive authority with Mr. Reemtsma over the Shares beneficially owned by Mr. Reemtsma.
Mr. Ruch exercises sole voting and dispositive authority over the 85,590 Shares beneficially owned by him as identified in paragraph (a) above.

     (c) Within the past sixty days the reporting persons have made the following sales of Shares in the open market:

Name              Date of Sale         # Shares         Price/Share

Reemtsma          10/30/95             10,340              $4.50
                  11/01/95             93,060              $4.50

Ruch              10/30/95                660              $4.50
                  10/31/95              1,000              $4.50
                  11/01/95              4,940              $4.50

      (e) Messrs. Reemtsma and Ruch each ceased to be the beneficial owner of more than five percent of the Shares on November 1, 1995.


Item 6.  Contracts, Arrangements, Understandings with Respect to
Securities of the Issuer

      Not Applicable.


Item 7. Material to be Filed as Exhibits

      None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1995.


                                  JAN PHILIPP F. REEMTSMA

                                  By: /s/ Joshua Ruch
                                      Name: Joshua Ruch
                                      Title: Attorney-in-fact


                                  JOSHUA RUCH

                                  /s/ Joshua Ruch